SnekTech, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

SnekTech Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
Snektech Revenue	1,790.63
Returns, Allowances, and Discounts	-178.00
Total Snektech Revenue	**1,612.63**
Total Income	**$1,612.63**
Cost of Goods Sold	
Cost of Inventory	87.00
Merchant Fees	161.04
Total Cost of Goods Sold	**$248.04**
GROSS PROFIT	**$1,364.59**
Expenses	
Charitable Contributions	2,030.00
Employee Related	
401(K) Expense	12,173.51
Health Insurance	11,435.25
Payroll	
Employer Payroll Taxes	51,332.13
Gross Wages	
Additional Earnings	904.00
Regular Wages	601,966.80
Severance	12,500.00
Sick Pay	7,069.23
Vacation Pay	29,688.45
Total Gross Wages	**652,128.48**
Total Payroll	**703,460.61**
Payroll & Benefits Administration	3,228.62
Professional Development	74.34
Recruiting	51,379.95
Total Employee Related	**781,752.28**
Facilities	
Rent	23,573.41
Total Facilities	**23,573.41**
General & Administrative	
Bank Fees	91.69
Business Insurance	741.00
Contractors	24,861.25
Dues & Subscriptions	632.81
Office Expenses	2,055.23
Shipping and Handling	129.87
Total General & Administrative	**28,511.85**
Hosting/Web Services	13,799.63

	TOTAL
IT Expense	
Computer Hardware & Equipment	7,831.56
IT Software	21,250.16
Telephone and Internet	3,138.27
Total IT Expense	**32,219.99**
Licenses and Fees	4,575.00
Meals & Entertainment	
Meals	51.16
Total Meals & Entertainment	**51.16**
Sales & Marketing	
Branding & Creative	291.90
Events and Conferences	
Attended Events and Conferences	79.00
Hosted Events	8,148.00
Total Events and Conferences	**8,227.00**
Market Research & Analytics	1,089.00
Media Agencies	14,641.01
Paid Media	12,841.79
Promotional Materials	648.67
Public Relations	8,000.00
Sales	5,171.03
Total Sales & Marketing	**50,910.40**
Snektech Professional Fees	
Engineering Contractors	37,426.38
Finance & Accounting	21,931.45
Legal	12,310.00
Management Consulting & Strategy	3,317.14
UX & Product Design	881.16
Total Snektech Professional Fees	**75,866.13**
Stripe Third-party Account	424.50
Total Expenses	**$1,013,714.35**
NET OPERATING INCOME	**$ -1,012,349.76**
Other Income	
Interest Earned	23.20
Total Other Income	**$23.20**
Other Expenses	
Taxes	660.48
Total Other Expenses	**$660.48**
NET OTHER INCOME	**$ -637.28**
NET INCOME	**$ -1,012,987.04**

SnekTech Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill Payments Clearing	0.00
Brex Cash (7245)	33,563.88
PayPal - Snektech	0.00
PayPal Clearing	0.00
Stripe Clearing	0.00
Stripe Merchant Account	-4.58
Total Bank Accounts	**$33,559.30**
Other Current Assets	
Money In Transit	0.00
Payroll Tax Receivable	0.02
Prepaid Expenses	19,422.88
Total Other Current Assets	**$19,422.90**
Total Current Assets	**$52,982.20**
Other Assets	
Carbon Credits Holding Account	21,000.00
Total Other Assets	**$21,000.00**
TOTAL ASSETS	**$73,982.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Brex Card	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
401(K) Liability	6,784.73
Accrued Expenses	210.00
Payroll Liability	134.92
Reimbursement Liability	0.00
Total Other Current Liabilities	**$7,129.65**
Total Current Liabilities	**$7,129.65**

SnekTech Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
Convertible Notes	500,000.00
Additional Paid-In Capital	675,000.00
Total Convertible Notes	**1,175,000.00**
Total Long-Term Liabilities	**$1,175,000.00**
Total Liabilities	**$1,182,129.65**
Equity	
Common Stock	747.50
Retained Earnings	-155,907.91
SAFE Convertible Securities	60,000.00
Net Income	-1,012,987.04
Total Equity	**$ -1,108,147.45**
TOTAL LIABILITIES AND EQUITY	**$73,982.20**

SnekTech Inc.

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,012,987.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Money In Transit	0.00
Payroll Tax Receivable	-0.02
Prepaid Expenses	-14,310.88
Accounts Payable	0.00
Brex Card	-1,617.37
401(K) Liability	6,784.73
Accrued Expenses	210.00
Payroll Liability	-12,464.67
Reimbursement Liability	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-21,398.21**
Net cash provided by operating activities	**$ -1,034,385.25**
FINANCING ACTIVITIES	
Convertible Notes:Additional Paid-In Capital	675,000.00
Common Stock	147.50
SAFE Convertible Securities	60,000.00
Net cash provided by financing activities	**$735,147.50**
NET CASH INCREASE FOR PERIOD	**$ -299,237.75**
Cash at beginning of period	332,797.05
CASH AT END OF PERIOD	**$33,559.30**

SnekTech Inc.
Profit and Loss
June - December 2021
Prepared by Pilot on 01/31/2022
Accrual Basis

	Total
TOTAL INCOME	$ -
Cost of Goods Sold	
Cost of Inventory	$ 21,000.00
Total Cost of Goods Sold	**$ 21,000.00**
GROSS PROFIT	$ (21,000.00)
Expenses	
Employee Related	$ -
Payroll	$ -
Employer Payroll Taxes	$ 6,212.79
Gross Wages	$ -
Additional Earnings	$ 20,403.88
Regular Wages	$ 45,997.48
Sick Pay	$ 538.46
Total Gross Wages	**$ 66,939.82**
Total Payroll	**$ 73,152.61**
Payroll & Benefits Administration	$ 198.41
Recruiting	$ 1,678.00
Workers' Compensation	$ (0.06)
Total Employee Related	**$ 75,028.96**
Facilities	$ -
Rent	$ 11,435.83
Total Facilities	**$ 11,435.83**
General & Administrative	$ -
Bank Fees	$ (0.69)
Business Insurance	$ 308.75
Dues & Subscriptions	$ 500.00
Office Expenses	$ 11,583.77
Other Contractors	$ 30,344.67
Total General & Administrative	**$ 42,736.50**
Hosting	$ 248.72
IT Expense	$ -
Computer Hardware & Equipment	$ 260.59
Software & Web Services	$ 4,679.57
Telephone and Internet	$ 1,058.91
Total IT Expense	**$ 5,999.07**
Licenses and Fees	$ 474.00

Meals & Entertainment	$	-
Meals	$	101.49
Total Meals & Entertainment	**$**	**101.49**
Professional Fees	$	-
Engineering, Product & Design	$	1,820.80
Finance & Accounting	$	2,913.00
Legal	$	13,006.00
Management Consulting & Strategy	$	514.00
Total Professional Fees	**$**	**18,253.80**
Sales & Marketing	$	-
Advertising	$	1,209.00
Events and Conferences	$	100.00
Total Sales & Marketing	**$**	**1,309.00**
Travel	$	-
Air Travel	$	256.50
Ground Transportation & Parking	$	233.64
Lodging	$	188.28
Total Travel	**$**	**678.42**
Uncategorized Expense	$	140.00
Total Expenses	**$**	**156,405.79**
NET OPERATING INCOME	$	(177,405.79)
Other Income		
Interest Earned	$	4.11
Other Income	$	493.77
Total Other Income	**$**	**497.88**
NET OTHER INCOME	$	497.88
NET INCOME	$	(176,907.91)

SnekTech Inc.
Balance Sheet
As of December 31, 2021
Prepared by Pilot on 01/31/2022
Accrual Basis

		December
ASSETS		
Current Assets		
Bank Accounts		
Brex Cash (7245)	$	332,797.05
Total Bank Accounts	**$**	**332,797.05**
Other Current Assets		
Money In Transit	$	-
Prepaid Expenses	$	5,112.00
Total Other Current Assets	**$**	**5,112.00**
Total Current Assets	**$**	**337,909.05**
TOTAL ASSETS	**$**	**337,909.05**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Brex Card	$	1,617.37
Total Credit Cards	**$**	**1,617.37**
Other Current Liabilities		
Accrued Expenses	$	-
Payroll Liability	$	12,599.59
Total Other Current Liabilities	**$**	**12,599.59**
Total Current Liabilities	**$**	**14,216.96**
Long-Term Liabilities		
Convertible Notes	$	500,000.00
Total Long-Term Liabilities	**$**	**500,000.00**
Total Liabilities	**$**	**514,216.96**
Equity		
Common Stock	$	600.00
Retained Earnings		
Net Income	$	(176,907.91)
Total Equity	**$**	**(176,307.91)**
TOTAL LIABILITIES AND EQUITY	**$**	**337,909.05**

SnekTech Inc.
Statement of Cash Flows
June - December 2021
Prepared by Pilot on 01/31/2022

		Total
OPERATING ACTIVITIES		
Net Income	$	(176,907.91)
Adjustments to reconcile Net Income to Net		
Cash provided by operations:	$	-
Money In Transit	$	-
Prepaid Expenses	$	(5,112.00)
Brex Card	$	1,617.37
Accrued Expenses	$	-
Payroll Liability	$	12,599.59
Total Adjustments to reconcile Net		
Income to Net Cash provided by operations:	**$**	**9,104.96**
Net cash provided by operating activities	**$**	**(167,802.95)**
FINANCING ACTIVITIES		
Convertible Notes	$	500,000.00
Common Stock	$	600.00
Net cash provided by financing activities	**$**	**500,600.00**
NET CASH INCREASE FOR PERIOD	$	332,797.05

SnekTech, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2022	Year Ended Dec, 2021
Opening Balance	$600.00	$0.00
Net profit/loss	-$1,012,987.04	-$176,907.91
Stock Issued	$147.50	$600.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$95,160.41	$600.00

Snek Tech, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

SnekTech, Inc. (the "Company") is a corporation organized in May 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

From 2022 to the present, the Company entered into multiple related party SAFE agreements with Brent Rector, the immediate family of founder Carly Rector. All of the SAFEs have a valuation cap of $6,000,000. The SAFEs agreements are as follows: $10,000 in November 2022, $10,000 in July 2023, $20,000 in November 2023, and $10,000 in January 2024.

The Company also entered into a related party convertible note agreement with founder Carly Rector. See Note 4 below for details.

4. CONVERTIBLE NOTES

In October 2021, the Company entered into a convertible note agreement with founder Carly Rector. The note bears an interest rate of 2% and matures on October 26th, 2028. The terms of the note allow more principal to be added overtime. In December 2022, $675,000 was added to the initial $500,000 principal. Subsequently, in August 2023 $550,000 was added to the note, and then in January 2024 $5,000 was added to the note. All principal additions have been added by founder Carly Rector.

5. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

6. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.